

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via Facsimile</u>
Richard W. Pehlke
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive
Suite 4200
Chicago, IL 60606-6303

> **Re: Heidrick & Struggles International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-25837**

Dear Mr. Pehlke:

We have reviewed your response letter dated August 22, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Executive Overview</u>

<u>2011 Outlook, page 19</u>

1.   We note your response to our prior comment one. Your response did not address our comment in its entirety, as such, we reissue our comment. Please tell us how your forecast of 2011 net revenue and operating margin complies with Item 10(b)(3) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 42

2.   We note your response to our prior comment two. Please provide a more robust response addressing how the Company determined this adjustment was not material. Your response should focus on the impact to 2010, which appears to be quantitatively material.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief